Dundee Corporation Reports 2006 Results

FOR IMMEDIATE RELEASE

Toronto, March 30, 2007 – Dundee Corporation (TSX: DC.A) is reporting its financial results as at and for the year ended December 31, 2006.  The audited consolidated financial statements, along with Management’s Discussion and Analysis as at and for the year ended December 31, 2006 will be filed on March 30, 2007.  Interested parties may access these statements at www.sedar.com or www.dundeecorporation.com.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 56% owned subsidiary, Dundee Wealth Management Inc., a company with $60.1 billion in assets under management and administration.  Dundee Corporation’s real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Real estate activities also include an approximate 16% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of high quality office and industrial properties across Canada.  Resource activities are carried out through its wholly owned subsidiary Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Ned Goodman

President and Chief Executive Officer

(416) 365-5665

 or

Dundee Corporation

Joanne Ferstman

Executive Vice President and

Chief Financial Officer

(416) 365-5010

DUNDEE CORPORATION RENEWS ITS NORMAL COURSE ISSUER BID

FOR IMMEDIATE RELEASE

March 30, 2007 – Dundee Corporation (DC.A – TSX) today announced that purchases of a maximum of 1,203,363 of its class A subordinate voting shares (“Subordinate Voting Shares”), representing approximately 5% of its 24,067,271 issued and outstanding Subordinate Voting Shares, by means of a normal course issuer bid through the facilities of The Toronto Stock Exchange (“TSX”), will commence on April 1, 2007 and will terminate no later than March 31, 2008. The purchases will be made in accordance with the Policies and rules of the TSX.  The price paid for any Subordinate Voting Shares acquired will be the market price at the time of purchase and all Subordinate Voting Shares purchased under the bid will be cancelled.

Dundee Corporation made no purchases through the facilities of the TSX under a normal course issuer bid which commenced on April 1, 2006 and will expire March 31, 2007.

Dundee Corporation believes that the purchase of its Subordinate Voting Shares at current market values represents a good long-term investment for the Company.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 56% owned subsidiary, Dundee Wealth Management Inc., a company with $60.1 billion in assets under management and administration. Dundee Corporation's real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Real estate activities also include an approximate 16% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of high quality office and industrial properties across Canada.  Resource activities are carried out through its wholly owned subsidiary Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Ned Goodman

President & Chief Executive Officer

(416) 365-5665

or

Dundee Corporation

Joanne Ferstman

Executive Vice President

& Chief Financial Officer

(416) 365-5010